

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

Thomas P. McCaffrey
Senior Vice President & Chief Financial Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Blvd
15th Floor
Houston, TX 77056

>**Re: KLX Energy Services Holdings, Inc.**
>**Form 10-K for the Fiscal Year Ended January 31, 2019**
>**File No. 001-38609**

Dear Mr. McCaffrey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation